UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	4

Exhibit 99.1 — Share Purchase Agreement dated May 1, 2013 (Translated from Mandarin)

1. Completion of Acquisition

On May 1, 2013, a wholly-owned PRC subsidiary of iSoftStone Holdings Limited (the “Company”), iSoftStone Information and Technology (Group) Co., Ltd. (“iSoftStone WFOE”) entered into a share purchase agreement (the “Share Purchase Agreement”) with two independent third parties to acquire 100% of the equity interests of Beijing Ruantong Xutian Technology Development Co., Ltd. (“Ruantong Xutian”). Ruantong Xutian owns the facility that the Company is currently leasing to be used as its headquarters under a 10-year lease agreement. The agreed purchase price is RMB540 million (about $86.6 million). The Ruantong Xutian facility has an area of approximately 43,200 square meters and can host up to 4,000 seats.

On May 27, 2013, iSoftStone WFOE completed the acquisition of 100% of the equity interests of Ruantong Xutian.

The foregoing description of certain terms of the Share Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the Share Purchase Agreement, an English translation of which is furnished as Exhibit 99.1 to this Form 6-K and the terms of which are incorporated herein by reference.

The Share Purchase Agreement is included solely to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, iSoftStone WFOE or Ruantong Xutian. The representations, warranties and covenants contained in the Share Purchase Agreement were made only for purposes of the Share Purchase Agreement and as of specific dates; were solely for the benefit of the parties to the Share Purchase Agreement; may be subject to limitations agreed upon by the contracting parties in connection with negotiating the terms of the Share Purchase Agreement; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, iSoftStone WFOE or Ruantong Xutian or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Share Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

As provided in General Instruction B of Form 6-K, the information in this section and Exhibit 99.1 incorporated herein shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: May 29, 2013

EXHIBIT INDEX

Exhibit No.	Document

99.1	Share Purchase Agreement among iSoftStone Information and Technology (Group) Co., Ltd., Huanxin Xujing (Tianjin) Equity Investment Fund Partnership (Limited Partnership), Tao Min, Beijing Ruantong Xutian Technology Development Co., Ltd. and Huanxin (Tianjin) Equity Investment Management Co., Ltd. dated May 1, 2013. (Translated from Mandarin)